Filed Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-61127

                         SUPPLEMENT TO AGRIBIOTECH, INC.
                          PROSPECTUS DATED MAY 13, 1999

                            _________________________

The offering price....................  On June 4, 1999, AgriBioTech, Inc.
                                        ("ABT") entered into a Securities
                                        Purchase Agreement to sell 4,276,850
                                        shares of ABT common stock to The State
                                        of Wisconsin Investment Board at a price of $6.546875 per share. As provided in the Securities Purchase Agreement, the price per share is the average of the closing sale price of ABT common stock for the 10 trading day period from May 21, 1999 through June 4, 1999.

                                        On June 4, 1999, the closing sale price
                                        of ABT common stock on the Nasdaq
                                        National Market was $6 5/8 per share.

Nasdaq National Market symbol.........  ABTX

                            _________________________

     The shares offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               Dated: June 4, 1999

ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement is part of a registration statement we filed with the SEC using a "universal shelf" registration process. Under this process, we filed a registration statement and prospectus on August 14, 1998 and a post-effective amendment to such registration statement which was declared effective on May 13, 1999. The prospectus that we filed included a general description of the securities that we may offer at any time for two years from the original filing date. Whenever we sell any securities under this process, we must provide a supplement, like this one. This supplement contains all of the information included in the May 13, 1999 prospectus and updated information and specific information about the securities we are selling and the terms of the sale. We have filed supplements to the August 14, 1998 prospectus describing other transactions on September 2, 1998, September 4, 1998, October 15, 1998, November 13, 1998, December 8, 1998 and January 12, 1999. This is the first supplement to the May 13, 1999 prospectus.

     This prospectus supplement relates to shares of our common stock that we are selling to The State of Wisconsin Investment Board, an independent state agency organized under the laws of Wisconsin, in order to repay a $10 million bridge loan incurred by ABT in connection with the early redemption of ABT's subordinated convertible debentures due December 30, 2001 and to reduce short-term debt. The State of Wisconsin Investment Board is referred to in this prospectus supplement as "SWIB" and the shares that will be offered and sold to them are referred to as the "shares." The shares of common stock were registered as an original equity issuance as part of this registration statement.

     To fully understand this offering, you should read this prospectus supplement and the additional information described under the heading "Where You Can Find More Information."

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY..............................................  -3-

RISK FACTORS....................................................  -4-

WHERE YOU CAN FIND MORE INFORMATION............................. -11-

USE OF PROCEEDS................................................. -12-

DIVIDEND POLICY................................................. -13-

PRICE RANGE OF COMMON STOCK..................................... -13-

DESCRIPTION OF CAPITAL STOCK.................................... -14-

PLAN OF DISTRIBUTION............................................ -15-

COMMISSION POSITION ON INDEMNIFICATION
     FOR SECURITIES ACT LIABILITIES............................. -15-

LEGAL MATTERS................................................... -15-

EXPERTS......................................................... -16-

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus supplement and may not contain all the information that is important to you. To understand the circumstances and terms of the offering and for complete information about ABT, you should read this entire document and the information incorporated by reference, including the financial statements and the notes to the financial statements. Unless otherwise stated, all references to fiscal years are to a June 30 year end.

THE COMPANY

     ABT is the largest agricultural seed company in the United States that specializes in developing, processing, packaging and distributing varieties of forage crops, in which the entire plant is harvested for livestock consumption, and cool-season turfgrass seeds, seed used in home-lawns, golf courses, parks, cemeteries and roadway medians. Since January 1, 1995, we have completed 34 acquisitions and, including net sales from the businesses we have acquired, we have grown from net sales of $29,000 in fiscal 1994 to pro forma net sales of approximately $409 million for fiscal 1998. We own all elements of our forage and turfgrass seed operations including traditional genetic breeding, by breeding varieties with desirable traits together to form a new variety, and research and development programs, seed processing plants that clean, condition and package seed grown under contract for us, and national and international sales and distribution networks. This means that we are a vertically integrated business. ABT's headquarters are located at 120 Corporate Park Drive, Henderson, NV 89014; telephone (702) 566-2440.

THE OFFERING

     We are registering 4,276,850 shares of our Common Stock for issuance to SWIB. The shares issuable to SWIB are being sold at a price of $6.546875 per share. As provided in the Securities Purchase Agreement, the price per share is the average of the closing sale price of ABT common stock for the 10 trading day period from May 21, 1999 through June 4, 1999. We are using the proceeds of this sale to repay a $10 million bridge loan incurred by us in connection with the early redemption of our subordinated convertible debentures due December 30, 2001. The remainder of the $27.6 million redemption price of these debentures was obtained from funds available under our existing revolving credit facility. The remainder of the proceeds received from this stock issuance will be used to reduce the balance outstanding under ABT's revolving credit facility and thereby increase the borrowing availability under the revolving credit facility. Reducing the balance of the revolving credit facility will provide us with greater financial flexibility to manage our fluctuating working capital requirements caused by the seasonality of our business.

                                  RISK FACTORS


     Before you invest in our securities, you should be aware that there are various risks, including those described below, that may affect our business, financial condition and results of operations. We caution you, however, that this list of risk factors may not be all inclusive.

     Potential Material Adverse Effects If We Are Unable to Manage Recent Rapid
     --------------------------------------------------------------------------
     Growth from Net Sales of $26 Million in Fiscal 1996 to Pro Forma Net Sales
     --------------------------------------------------------------------------
     of $409 Million for Fiscal 1998.
     -------------------------------

     We have acquired all or part of 34 businesses in the forage and turfgrass seed sector since January 1, 1995. As a result of these acquisitions, we have experienced significant revenue growth and expanded the number of our employees and the geographic scope of our operations. We recently reorganized our senior management. The founders of ABT are no longer members of senior management. We have a new Chief Executive Officer and an Office of the President with four Co-Presidents. These changes were put into effect in February and March 1999.
Therefore, we cannot assure you that our new management will be able to successfully manage our growth. This rapid growth has placed and may continue to place significant demands on our management, technical, financial and other resources. To manage growth effectively, we will need to improve operational, financial and management information systems, procedures and controls. We may not be able to manage future growth effectively, and failure to do so could have a material adverse effect on our business, financial condition and/or operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 1998 Form 10-K and the March 31, 1999 Form 10-Q (collectively, the "MD&A"), and "Description of Business - Acquisition Program" in the 1998 Form 10-K.

     Possible Failure to Effectively and Profitably Integrate Our 34
     ---------------------------------------------------------------
     Acquisitions May Result in Continued Losses.
     -------------------------------------------

     Our future success depends upon our ability to combine or integrate the operations of the businesses we have acquired into a vertically integrated company which represents all aspects of the forage and turfgrass seed production, research and distribution process. If we cannot successfully integrate all of the businesses we have acquired, our business, financial condition and/or operating results may be materially adversely affected and we would not expect to operate profitably. To successfully integrate the acquired businesses, we must realize cost efficiencies without losing sales and margins. As part of the process of integrating the businesses acquired, we initially announced that we expected to record a one-time expense of between $5 million and $15 million during fiscal 1999. We subsequently announced that we expected the charge to be at the upper end of the range or possibly higher. This will consist mainly of severance and employment related costs and the closing of certain facilities. In addition, we have recorded a significant amount of goodwill relating to our acquisitions. Although we believe that goodwill is recoverable from future operations in our current operating structure, as part of our restructuring, it is possible that some portion of goodwill will become impaired and written-down as a non-cash expenditure. Despite these significant changes, we need to maintain product lines, brands and facilities in order to keep our customers satisfied. In addition, ABT's integration efforts are being carried out by a new management team who were hired because of their operating backgrounds, but have not worked together for very long. See "MD&A" and "Description of Business - Acquisition Program" in the 1998 Form 10-K.

     No Assurance of ABT's Ability to Continue to Grow Since We Relied on
     --------------------------------------------------------------------
     Acquisitions to Grow and Do Not Intend to Make Many Acquisitions in the
     -----------------------------------------------------------------------
     Future
     ------

     We have experienced significant growth in net sales, from approximately $26 million in fiscal 1996 to $66 million in fiscal 1997, $205 million in fiscal 1998 and pro forma net sales of approximately $409 million for fiscal 1998, reflecting the sale of the fertilizer division of Willamette Seed Company. While we have achieved this growth through acquisitions, we do not intend to make many acquisitions in the future and may sell individual or groups of assets as part of our integration plans. Our future growth depends upon our ability to integrate our operations, and to increase sales from existing operations. We may not be successful in expanding existing operations because we operate in a highly competitive industry, which is highly cyclical due to weather and consumer demand and is subject to numerous other risks described, in this prospectus supplement.

     Potential Undiscovered Liabilities Associated with ABT's 34 Acquisitions.
     ------------------------------------------------------------------------

     The businesses that we have acquired may have existing liabilities that we may have been unable to discover during our pre-acquisition investigation. If liabilities are discovered, we could have liabilities that result from the conduct of prior owners of the businesses and our operations may be materially adversely affected. These liabilities may arise from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements. Any indemnities or warranties that we receive from prior owners may not fully cover these liabilities due to their limited scope, amount or duration, the limited finances of the sellers, or for other reasons.

     Possible Inability of ABT to Develop New Genetically Superior
     -------------------------------------------------------------
     Products.
     --------

     We are developing new, genetically superior forage and turfgrass varieties that we believe will play a key role in our success. If we are not able to develop and successfully market genetically superior strains either through our own efforts or with industry partners, our business, financial condition and results of operations may be materially adversely affected. See "Description of Business--Research and Development" in the 1998 Form 10-K.

     Possible Inability to Obtain Market Acceptance for Genetically Superior
     -----------------------------------------------------------------------
     Varieties May Adversely Affect Profitability
     --------------------------------------------

     Even if we are successful in developing genetically superior forage and turfgrass varieties, there can be no assurance that there will be a market for these products. Even if a market for these products develops, there can be no assurance that we will recover the costs associated with developing and marketing them. If we cannot effectively market new products we develop, at prices sufficient to cover costs and generate adequate return on capital, our business, financial condition and results of operations may be materially adversely affected.

     Dependence on Rights for Forage and Turfgrass Varieties
     -------------------------------------------------------

     We own the rights to a number of forage and turfgrass varieties that are protected under the Plant Variety Protection Act and are seeking to acquire and/or develop other protected varieties. These rights may be challenged, invalidated or circumvented. In addition, others could claim that products that we develop violate their rights. We may incur substantial costs in asserting our rights against others, and/or defending any infringement suits brought against us by others. See "Description of Business--Proprietary Rights" in the 1998 Form 10-K.

     Possible Inability to Obtain Third Parties' Biotechnology May Adversely
     ----------------------------------------------------------------------
     Affect Profit Margins
     ---------------------

     Breakthroughs in biotechnology have led to the introduction of new, improved and specialized seeds in the corn, soybean and cotton seed sectors. We believe that similar biotechnology breakthroughs will also lead to the introduction of enhanced seeds in the forage and turfgrass seed sector. However, if we are unable to obtain those biotechnology breakthroughs we may not be able to improve our margins and profitability as was accomplished in these other seed sectors. Our objective is to become the licensee or partner of choice in our seed sector for owners of new genetic traits in plants for crops that were developed through biotechnology, or genetic engineering. These genetic traits, which increase the value of the crop grown from the seed, are known as value-added genetic traits. If we cannot license value-added genetic traits, or if we cannot develop and market, products from these licenses at prices sufficient to cover costs and generate adequate return on capital, our business, financial condition and results of operations may be materially adversely affected. See "Description of Business--Proprietary Rights" in the 1998 Form 10-K.

     Possible Inability to be Competitive Against Large Agricultural Seed
     --------------------------------------------------------------------
     Companies, Who May Decide to Compete Against ABT, as Well as Numerous
     ---------------------------------------------------------------------
     Large Regional Seed Companies and Numerous Small Family Seed Businesses.
     -----------------------------------------------------------------------

     The seed industry and the field of agricultural technology are both highly competitive. The major agricultural seed companies in the United States focus their sales around hybrid seed corn, including Pioneer Hi-Bred International, DEKALB Genetics Corporation, Novartis AG and Mycogen Corporation, cotton seed, including Delta and Pine Land Company and other grain crops. In the past, these companies have treated forage and turfgrass seeds as secondary crops. This is the opposite of our business strategy, which is to treat forage and turfgrass seed as our primary product. Therefore, our major competitors in the forage and turfgrass seed sector currently are large regional companies and numerous small family seed businesses.

     Our largest United States competitors in the alfalfa seed industry are Cenex/Land O'Lakes/Research Seed, Helena/AgriPro, Pioneer and Cal/West Seeds, each of which we estimate has annual alfalfa seed sales of between $20 and $60 million. Our largest competitors for forages other than alfalfa are FFR Research and its farm cooperative members. We also compete with small family owned businesses that are strong competitors in small geographic areas. In the cool-season turfgrass seed industry we compete with a number of companies that have annual sales of between $20 and $80 million. Most of these companies are regional companies with only Pennington Seed, which is owned by Central Garden and Pet Company, and O.M. Scott having national brand name acceptance.

     Although many of our competitors are small family owned businesses and regional companies, any of the major agricultural seed companies may decide to intensify their efforts in the forage and turfgrass seed sector and compete against us. We may not be able to compete successfully against these companies. These competitive factors could have a material adverse effect on the Company's business, results of operation and/or financial condition. See "Description of Business--Competition" in the 1998 Form 10-K.

     Lack of Historical Profitability; Accumulated Deficit of Approximately $24
     --------------------------------------------------------------------------
     Million as of March 31, 1999.
     --------------------------------

     Over the life of ABT, we have not shown consistent profitability. We have reported only four profitable quarters since becoming a publicly owned company in September 1993 and fiscal 1998 was our first profitable year. We had an accumulated deficit of $24,249,486 through March 31, 1999 which includes a net loss of $12,211,646 for the nine-month period ended March 31, 1999.

     Possible Inability to Fund Debt Service Costs of Approximately $13 Million
     --------------------------------------------------------------------------
     Per Year on Substantial Indebtedness of Approximately $126 Million;
     -------------------------------------------------------------------
     Effects of Financial Leverage.
     ------------------------------

     We have indebtedness that is substantial in relation to our stockholders' equity, and interest and debt service requirements that are significant compared to our cash flow from operations. Our cash flow from operations, to date, has not been sufficient to meet our debt service obligations without additional equity and debt financings. We have a revolving credit facility with financial institutions under which we may incur up to $110 million of indebtedness subject to a borrowing base computation and compliance with financial covenants. As of June 2, 1999, we had borrowed approximately $99 million under the revolving credit facility and approximately $4 million was available to be borrowed. In addition, we have outstanding a $10 million bridge loan from our chief executive officer and his family and approximately $17 million of other long-term obligations. The annual debt service requirements, including scheduled debt repayments and interest, on this debt total approximately $13 million. It is possible we may not have sufficient funds in the future to meet our obligations under the revolving credit facility and other indebtedness.

     The degree to which we are leveraged could have important consequences to you. For example:

     . our level of indebtedness could make it more difficult to satisfy our debt repayment obligations;

     . our level of indebtedness could increase our vulnerability to general adverse economic and industry conditions;

     . a substantial portion of our cash flow from operations must be dedicated to debt service and is, therefore, not available for operations and other purposes;

     . our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, research and development, or general corporate purposes may be impaired;

     .    our leverage  position and covenants in the revolving  credit facility
          could  limit  our  ability  to  expand,   compete  and  make   capital
          improvements; and

     . our borrowings under the revolving credit facility are and will continue to be at variable rates of interest, which exposes us to the risk of increased interest rates.

     Our ability to pay interest on the revolving credit facility and to satisfy our other obligations depends upon our future financial and operating performance. Our financial and operating performance may be affected by prevailing economic conditions and financial, business, competitive, regulatory and other factors that are beyond our control. This is particularly true as we continue to expand operations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include reducing or delaying capital expenditures, scaling back expansion efforts, selling assets, restructuring or refinancing indebtedness or seeking additional equity capital. We may not be able to implement any of these strategies on terms acceptable to us. See "MD&A."

     Risk of Foreclosure Due to Possible Violations of Restrictions Imposed on
     -------------------------------------------------------------------------
     ABT by Terms of Bank Indebtedness.
     ---------------------------------

     Our revolving credit facility with our lenders contains restrictions that limit us in many ways. A breach of any of these covenants could constitute an event of default under this agreement. These restrictions may significantly limit or prohibit us from incurring indebtedness, making prepayments of indebtedness, paying dividends, making investments or acquisitions, engaging in transactions with affiliates, creating liens, selling assets and engaging in mergers and corporate consolidations. The revolving credit facility also requires us to maintain specified financial ratios and to satisfy various financial condition tests. If there were an event of default under this agreement, the lenders could declare the total amount outstanding, together with accrued interest, immediately due and payable. If we were unable to repay those amounts, the bank could proceed to foreclose their security interest in the collateral securing the indebtedness. See "MD&A."

     Current Need for Additional Capital.
     -----------------------------------

     Our capital requirements have been and are expected to remain significant. We will need the proceeds from the sale of shares to the selling stockholder and other capital to fund operations until we achieve and sustain profitability. If we are unable to obtain additional capital, we will be unable to continue to grow. Our capital requirements depend on many factors. These factors include the timing and cost of future acquisitions, if any, the time and cost involved in integrating our acquired companies, and our success at expanding existing operations. We believe that we have funds available under the revolving credit facility to substantially fund operations through September 30, 1999. However, we may need to seek an increase in or an alternative to the revolving credit facility to finance increased operating or integration needs, or cutback operations resulting from, among other things, unexpected changes in seasonality or weather patterns, or if our integration plans are more costly than anticipated. See "MD&A."

     Dependence on Key Personnel.
     ---------------------------

     Our success depends in large part on the efforts, abilities and expertise of our executive officers. The founders of ABT are no longer members of senior management and the new management structure elected in February 1999, consisting of a Chief Executive Officer and Office of the President is completely responsible for implementing the Company's integration efforts and restructuring. The loss of any of the Company's key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Along with our integration efforts, we are hiring qualified marketing, financial, management information system, and other technical personnel, upon whom our prospects depend. Competition for qualified personnel is intense and there can be no assurance that we will be successful in attracting or retaining such personnel. See "Management" in the 1998 Form 10-K.

     Operating Results May Fluctuate Due To Cyclical Nature of Agricultural
     ----------------------------------------------------------------------
     Products.
     --------

     Most agricultural products, including forage and turfgrass seed, are commodities that are subject to wide fluctuations in price based on supply and demand. This could result in large fluctuations in our results of operations between quarters. Demand for seed by farmers is determined by the general farm economy. In addition, a variety of nature's adversities affect the production of seed. For example, drought, wind, hail, disease, insects, early frost and numerous other forces could adversely affect the growing of seed in any growing season. See "MD&A--Seasonality of Business and Quarterly Comparisons" in the 1998 Form 10-K.

     Seasonal Fluctuations of Quarterly Results.
     ------------------------------------------

     Our sales are subject to wide seasonal fluctuations that reflect the typical purchasing and growing patterns for forage and turfgrass crops. Results of operations from quarter to quarter do not necessarily reflect the results that may be expected for any other interim period, or for the entire year. Also, because the purchasing and growing patterns are different for forage and turfgrass seeds, our sales are affected by the breakdown of our product mix. In addition, weather affects commodity prices, seed yields and planting decisions by farmers. See "MD&A--Seasonality of Business and Quarterly Comparisons" in the 1998 Form 10-K.

     Costs of Complying with Department of Agriculture, Food and Drug
     ----------------------------------------------------------------
     Administration, Environmental Protection Agency and Various State
     -----------------------------------------------------------------
     Government Regulations.
     ----------------------

     Our operations are directly and indirectly subject to various Federal and state environmental controls and regulations. If existing environmental regulations are changed, or additional laws or regulations are passed, the cost of complying with those laws may be substantial. We believe that we are in substantial compliance with existing environmental regulations. However, these regulations may be changed with retroactive effect and new laws or regulations may be passed at any time.

     The United States Department of Agriculture, the Food and Drug Administration, the Environmental Protection Agency, and various state agencies regulate the development of seed of genetically altered plants. The regulatory agencies that administer existing or future regulations or legislation may not allow us to produce and market genetically engineered seed. Even if we are legally permitted to produce and market genetically engineered seed, existing or future regulations and legislation may prevent us from doing so in a timely manner or under technically or commercially feasible conditions. See "Description of Business-Government Regulation" in the 1998 Form 10-K.

     Adverse Effect of Potential Future Sales of Common Stock.
     --------------------------------------------------------

     As of June 2, 1999, we had 42,117,711 shares of common stock issued and outstanding. Of these shares, approximately 6,640,000 shares are "restricted securities" as that term is defined in Rule 144 under the Securities Act. It is possible that the sale of these restricted shares, or even the potential for these sales, may have a depressive effect on the price of our common stock in the public trading market. Any depressive effect could impair our ability to raise additional equity capital. All but approximately 1,000,000 of these restricted shares, which are currently available for resale under Rule 144, have been registered for resale under the Securities Act. We also have approximately
9.1 million shares of common stock available for issuance without restriction upon exercise of outstanding options and 3.2 million shares of common stock available for issuance without restriction upon exercise of outstanding warrants. We cannot predict what effect sales of these shares may have on the existing market price of our common stock.

     Holders of restricted securities must satisfy the prospectus delivery and other requirements of the Securities Act prior to making any sales of the shares, unless the sales are made in accordance with the provisions of Rule 144. Under Rule 144, if we are in compliance with various public information requirements, holders of restricted securities that have held those securities for at least one year may sell limited amounts of those securities. Rule 144 also permits non-affiliates to sell restricted securities free of any volume limitations if those securities have been held for at least two years.

     Public Market Risks; Volatility of ABT Securities Prices.
     --------------------------------------------------------

     The market price for our securities has been and may continue to be very volatile. Factors such as our financial results, financing efforts, changes in earnings estimates by analysts, litigation, conditions in our business and various factors affecting the agriculture industry generally may have a significant impact on the market price of our securities. If, in some future quarter, our operating results are below the expectations of analysts, which has occurred in the past, the price of our securities may be materially adversely affected. These factors and general economic and market trends may adversely affect the price of our securities. Additionally, in the last several years, the stock market has experienced a high level of price and volume volatility. During this period the market prices for many companies, particularly small and emerging growth companies like ours, have experienced wide price fluctuations and volatility that have not necessarily been related to the operating performance of those companies. Our operating results are also tracked by professional analysts. See "Market for Common Equity and Related Stockholder Matters" in the 1998 Form 10-K.

     Management Information Systems and the Year 2000 Risks.
     ------------------------------------------------------

     Because of the large number of businesses we have acquired, we have several different data processing systems in use. These systems are substantially the same systems that were in use by the acquired companies prior to their acquisition by ABT. Many of these systems, as well as many local area networks, desktop hardware, and desktop software are not Year 2000 compliant. Although some of the non-compliant systems can be updated to be compliant, a number of them can not be updated because of software and hardware limitations.

     To address this issue and integrate all our information systems we have contracted for software, hardware and consulting services to implement an enterprise resource planning system that will cover approximately 90% of our revenue base. The remaining 10% will continue on an existing system that is Year 2000 compliant. The enterprise resource planning system and related network and hardware systems are Year 2000 compliant. All non-compliant desktop and network systems will be converted either through normal attrition or through the enterprise resource planning system implementation. We expect the cost of this implementation to be approximately $7.5 million, including internal costs for
personnel,   training,   supplies,  travel  and  equipment,   implementation  of
additional modules of the enterprise resource planning system and costs associated with design changes required to accommodate changes in our operating structure. We have not obtained an independent verification of our risk and cost estimates. We believe that we have allocated adequate resources to ensure that all our information systems are Year 2000 compliant. We expect to complete the enterprise resource planning system implementation prior to January 1, 2000.

     The ability of third parties with whom we do business to adequately address their Year 2000 issues is outside of our control. We are taking steps to confirm that the systems of our suppliers and customers are Year 2000 compliant and to determine whether any noncompliance would have a material adverse effect on us. An in-depth survey of all vendors and major customers regarding their Year 2000 compliance is in process. To date, we have Year 2000 readiness certificates on file for 70% of our major customers and 80% of our major vendors. This process is expected to be completed by June 30, 1999. A statement of Year 2000 compliance has been received from 99% of critical vendors, including the long distance and wireless service provider and local exchange carriers. This process for the remaining critical vendors should be completed in early June 1999. The responses received have not indicated any instances of noncompliance with Year 2000 that would cause significant problems to ABT.

     If we cannot complete the enterprise resource planning system implementation before January 1, 2000, or if a significant portion of our suppliers or customers fail to adequately address their Year 2000 issues, our business, financial condition, cash flows and operations may be materially adversely affected. See "MD&A."

     Forward Looking Statements.
     --------------------------

     You should also be aware that this prospectus supplement contains forward-looking statements. Forward looking statements discuss future expectations, contain projections of results of operations or financial condition, and general business prospects. Words such as "expects," "may," "will," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions identify forward-looking statements. The forward-looking statements in this prospectus supplement reflect the good faith judgment of our management. However, forward-looking statements can only be based on facts and factors currently known. Consequently, actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. The risks and uncertainties that could cause or contribute to a different result or outcome include without limitation, total acres of turfgrass and forage planted, customer purchases, deliveries and payments for ABT products, competitive pricing, weather, effective management of the integration process and cost reductions at ABT, ability of ABT to successfully transition to the new information systems throughout its operations, customer response to the integration, overall financial condition and asset status of ABT, relationships with and perceptions of potential lenders and investors, ability to obtain capital, litigation and other factors as detailed from time to time in ABT's SEC filings. You should carefully consider the risk factors described above together with all of the other information included or incorporated by reference in this prospectus supplement before you decide to purchase shares of our common stock.

                       WHERE YOU CAN FIND MORE INFORMATION

     ABT is subject to the information requirements of the Securities Exchange Act of 1934. In accordance with the Securities Exchange Act, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy any document we file at the SEC's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Northeast Regional Office at Seven World Trade Center, New York, New York 10048, and at the Midwest Regional Office at 500 West Madison Street, Chicago, Illinois 60611-2511. You may also purchase copies of our SEC filings, by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 or on the SEC's Worldwide Web site at http://www.sec.gov.

     This prospectus supplement is part of a registration statement on Form S-3 that we have filed with the SEC. The SEC allows us to "incorporate by reference" information that we file with them. This means that we can disclose important information to you by referring you to other documents that we have filed with the SEC. The information that is incorporated by reference is considered part of this prospectus supplement, and information that we file later will automatically update and may supersede this information. For further information about ABT and the securities being offered, you should refer to the registration statement and the following documents that are incorporated by reference.

     . Our 1998 Form 10-K for the fiscal year ended June 30, 1998, amended on January 29, 1999

     .    Our Quarterly Reports as follows:

          -    Form 10-QSB for March 31, 1996, amended on July 12, 1996
          -    Form 10-Q for September 30, 1998
          -    Form 10-Q for December 31, 1998
          -    Form 10-Q for March 31, 1999

     .    Our Current Reports on Form 8-K that we filed since July 1, 1998:

          - Dated October 30, 1996 and filed on November 12, 1996, and amended on January 13, 1997, February 17, 1998 and August 11, 1998
          - Dated June 23, 1998 and filed on July 8, 1998, and amended on August 28, 1998
          - Dated August 28, 1998 and filed on September 11, 1998, and amended on November 12, 1998 and January 29, 1999
          - Amendment filed August 27, 1998 to report dated August 22, 1997 and filed on September 8, 1997
          - Dated January 6, 1998 and filed on January 16, 1998, and amended on March 10, 1998, March 30, 1998, August 11, 1998 and March 23, 1999
          - Dated January 9, 1998 and filed on January 20, 1998, and amended on March 10, 1998, March 30, 1998 and August 11, 1998
          - Dated January 26, 1998 and filed on March 10, 1998, and amended on March 30, 1998, August 11, 1998 and September 4, 1998
          - Amendment filed on August 28, 1998 to report dated October 22, 1997 and filed on November 6, 1997
          -    Dated June 30, 1998 and filed on October 26, 1998
          -    Dated December 30, 1998 and filed on January 11, 1999
          -    Dated January 22, 1999 and filed on January 27, 1999
          -    Dated January 22, 1999 and filed on February 5, 1999
          -    Dated May 28, 1999 and filed on June 1, 1999

     . The description of our Common Stock, $.001 par value, in our registration statement on Form 8-A (File No. 0-19352), filed July 11, 1995, pursuant to Section 12(g) of the Exchange Act including any amendment or report filed for the purpose of updating such information

     . Our Proxy Statement dated January 11, 1999 as amended on February 8, 1999, for our Annual Meeting held on February 22, 1999 and

     . All documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the filing of a post-effective amendment that indicates that all the securities offered hereby have been sold or that deregisters all the securities remaining unsold.

     You may request a copy of all documents that are incorporated by reference in this prospectus supplement by writing or telephoning us at the following address: AgriBioTech, Inc., Attention: Chief Financial Officer, 120 Corporate Park Drive, Henderson, NV 89014; telephone number (702) 566-2440. We will provide copies of all documents requested (not including the exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this prospectus supplement) without charge.

     ABT has not authorized any person to give any information or to make any representations in connection with sales of the shares by the selling stockholders other than those contained in this prospectus supplement. You should not rely on any information or representations in connection with sales by selling stockholders other than the information or representations in this prospectus supplement. The information in this prospectus supplement is correct as of the date of this prospectus supplement. You should not assume that there has been no change in the affairs of ABT since the date of this prospectus supplement or that the information contained in this prospectus supplement is correct as of any time after its date. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy shares in any circumstances in which such an offer or solicitation is unlawful.

                                 USE OF PROCEEDS

     The shares are being sold by ABT to SWIB for an aggregate price of $28 million. We are using the proceeds of this sale to repay a $10 million bridge loan incurred by us in connection with the early redemption of our subordinated convertible debentures due December 30, 2001. The remainder of the proceeds received from this stock issuance will be used to reduce the balance outstanding under ABT's revolving credit facility and thereby increase the borrowing availability under the revolving credit facility. Reducing the balance of the revolving credit facility will provide us with greater financial flexibility to manage our fluctuating working capital requirements caused by the seasonality of our business. The bridge loan bears interest at the prime rate plus one-half percent, 8.25% at June 2, 1999. The revolving credit facility bears interest at a variable rate that averaged 8.1% at June 2, 1999.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our common stock. We currently intend to retain any earnings for use in the operation and expansion of our business and do not anticipate paying any dividends on the common stock for the foreseeable future. Our revolving credit facility prohibits the payment of cash dividends without the lenders' approval.

                           PRICE RANGE OF COMMON STOCK

     Our common stock has traded on the Nasdaq National Market since February 14, 1997, under the symbol "ABTX."

     The following table sets forth the high and low closing prices for the common stock for each quarter in Fiscal 1997 and Fiscal 1998, on the Nasdaq SmallCap Market until February 13, 1997 and on the Nasdaq National Market thereafter.


                                                    HIGH       LOW
                                                  --------   --------
     FISCAL 1997
        July 1, 1996-September 30, 1996........   $ 4 1/16   $ 2 5/32
        October 1, 1996-December 31, 1996......   $ 2 3/16   $ 2 1/32
        January 1, 1997-March 31, 1997.........   $ 3 3/8    $ 2 1/16
        April 1, 1997-June 30, 1997............   $ 6 15/16  $ 2 15/32
     FISCAL 1998
        July 1, 1997-September 30, 1997........   $10 1/2    $ 6 1/32
        October 1, 1997-December 31, 1997......   $17 1/16   $ 9
        January 1, 1998-March 31, 1998.........   $19 3/32   $13 7/16
        April 1, 1998-June 30, 1998............   $29        $13 3/4
     FISCAL 1999
        July 1, 1998-September 30, 1998........   $25 3/4    $ 8 1/8
        October 1, 1998-December 31, 1998......   $17 13/16  $ 8 15/16
        January 1, 1999-March 31, 1999.........   $16 11/16  $ 3 3/4
        April 1, 1999-June 3, 1999.............   $ 7 29/32  $ 5 1/8

     As of June 2, 1999, the Company had 522 record holders of its Common Stock and reasonably believes based on information from shareholder mailing services, that there are in excess of 20,000 beneficial holders of its common stock.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED

     ABT's authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value.

COMMON STOCK

     We are authorized to issue 100,000,000 shares of our common stock, $.001 par value per share, of which 42,117,711 shares were issued and outstanding as of June 2, 1999. All of the outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There are no preemptive, subscription, conversion or redemption rights pertaining to our common stock. Holders of shares of our common stock are entitled to receive dividends as they are declared on common stock by the Board of Directors out of funds legally available therefor and to share ratably in the assets available upon liquidation subject to rights of creditors and any shares of preferred stock. The holders of shares of our common stock do not have the right to cumulate their votes in the election of directors and, accordingly the holders of more than 50% of all the our common stock outstanding are able to elect all directors.

PREFERRED STOCK

     ABT is authorized to issue 10,000,000 shares of preferred stock, $.001 par value per share. As of the date hereof, we had no shares of preferred stock issued and outstanding.

     The preferred stock may be divided by the Board of Directors from time to time into one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, terms of redemption (including sinking fund provisions, if any) and liquidation preferences, of any series of preferred stock and to fix the number of shares of any series without any further vote or action by stockholders. At present, we have no plans, proposals, commitments or arrangements to issue any shares of preferred stock. Our Certificate of Incorporation authorizes the issuance of preferred stock with designations, rights, and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. Although the preferred stock may be used for any lawful purpose, we have agreed not to use it as an anti-takeover device that could be utilized as a method of discouraging, delaying or preventing a change in control of the company without the approval of our stockholders.

WARRANTS

     On December 30, 1998 and January 5, 1999, we issued 1,703,000 warrants to purchase shares of our common stock. These warrants were issued along with our 5% convertible debentures to six qualified institutional buyers and accredited investors in private placements. These warrants were purchased for $1.00 and are exercisable at $15.00 per share for three years commencing on their issue dates. The warrants are subject to mandatory conversion on five prior business days notice if the closing sale price of our common stock exceeds $25 per share for 20 trading days out of any 30 consecutive trading days ending within l5 days of our mailing notice of the conversion, provided there is a current prospectus covering the underlying common stock. The shares of ABT common stock issuable upon exercise of the warrants have been registered for resale under a separate registration statement. The holders of the warrants and ABT have agreed not to exercise warrants if the holder would then own in excess of 4.9% of ABT outstanding common stock following the exercise of the warrant.

     On December 4, 1998, we issued 600,000 warrants to purchase our common stock to three qualified institutional buyers and accredited investors in private placements of units. Each unit was sold for $13.50 and consisted of one share of common stock and one warrant. The warrants are exercisable at a price of $15.00 per share for three years commencing on their date of issuance. The warrants are subject to mandatory conversion on five prior business days notice if the closing sale price of our common stock exceeds $25.00 per share for 20 trading days out of any 30 consecutive trading days ending within 15 days of our mailing notice of the conversion. The shares of common stock issuable upon exercise of the warrants have been registered for resale under a separate registration statement.

     On August 28, 1998, we issued 886,410 warrants to purchase our common stock to five qualified institutional buyers and accredited investors in private placements. The warrants were sold for $2.00 per Warrant and are exercisable at $12.00 per share for three years commencing on their date of issuance. The warrants are subject to redemption at $.01 per warrant on five prior business days' notice if the closing sale price of the Company's common stock exceeds $19.50 per share for 20 trading days out of any 30 consecutive trading day period ending within 15 days of our mailing notice of the conversion and the holder fails to exercise the warrant. As of the date of this prospectus supplement, 556,410 of these warrants have been tendered back to us with the exercise price in exchange for shares of common stock registered as part of our Universal Shelf Registration Statement (No. 333-61127.) The remaining 330,000 shares of common stock issuable upon exercise of the warrants have been registered for resale under a separate registration statement.

     On May 4, 1998 and May 13, 1998, respectively, we issued 241,600 warrants and 344,900 redeemable warrants to purchase shares of our common stock. These warrants were issued to six qualified institutional buyers and accredited investors in private placements of units. Each unit was sold for $29.00 and consisted of two shares of common stock and one warrant. These warrants are exercisable at a price of $17.50 per share for three years commencing on their respective dates of issuance. The redeemable warrants are subject to redemption at $.01 per warrant on five prior business days' notice if the closing sale price of our common stock exceeds $25.00 per share for 15 consecutive trading days and the Company notifies the holder it intends to force a mandatory conversion of the warrants and the holder fails to exercise the warrant. The shares of common stock issuable upon exercise of these warrants have been registered for resale under a separate registration statement.

     We have the right to reduce the exercise price and/or extend the exercise period at its discretion, and/or make other inducements to warrant holders to encourage early exercise of warrants.

REGISTRAR AND TRANSFER AGENT

     The Registrar and Transfer Agent for our common stock is Corporate Stock Transfer, Inc., Denver, Colorado.

                              PLAN OF DISTRIBUTION

     All of the shares being offered by this prospectus supplement are being sold by ABT to SWIB under a Securities Purchase Agreement dated June 4, 1999. The shares have been registered on ABT's Registration Statement on Form S-3 (No. 333-61127) of which this prospectus supplement forms a part. Pursuant to the terms of the Securities Purchase Agreement, we will pay all expenses incident to the offering and sale of the shares to SWIB. In some cases, we have agreed to indemnify SWIB against certain liabilities, including liabilities under the Securities Act. See "Commission Position on Indemnification for Securities Act Liabilities" below.

                     COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

     The validity of the shares offered hereby has been passed upon by Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158. Snow Becker Krauss P.C. owns 43,823 shares of our common stock, and individual members of the firm own additional shares of common stock.

                                    EXPERTS

     The consolidated financial statements and schedule of AgriBioTech, Inc. as of June 30, 1998 and 1997 and for each of the years in the three-year period ended June 30, 1998 are incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Beachley Hardy Seed Company as of December 31, 1995 and 1994 and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of Germain's Inc. and W-L Research, Inc. as of September 30, 1995 and 1994 and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of Seed Corporation of America, Inc. and Green Seed Company Limited Partnership as of December 31, 1997 and 1996 and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Lofts Seed, Inc. as of November 30, 1997 and December 31, 1996 and for the eleven-month period ended November 30, 1997 and the six-month period ended December 31, 1996 have been incorporated by reference herein in reliance upon the report of Cannon & Company, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Lofts Seeds, Inc. as of June 30, 1996 and 1995 and for the years then ended have been incorporated by reference herein in reliance upon the report of Amper, Politziner & Mattia, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Budd Seed, Inc. as of November 30, 1997 and December 31, 1996 and 1995 and for the ten-month period ended November 30, 1997 and the years ended December 31, 1996 and 1995 have been incorporated by reference herein in reliance upon the report of Cannon & Company, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statement of Willamette Seed Co. as of June 30, 1997 and 1996 and for the years then ended have been incorporated by reference herein in reliance on the report of Price, Koontz & Davies, P.C., independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Allied Seed Company, Inc. (a division of Agway, Inc.) as of June 30, 1998 and 1997 and for the years then ended are incorporated by reference in reliance on the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial Statements of Oseco Inc. as of June 30, 1998 and for the year then ended are incorporated by reference in reliance on the report of KPMG LLP Chartered Accountants incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial Statements of HybriGene LLC, as of December 31, 1998 and for the year then ended are incorporated by reference in reliance on the report of Huth Thompson LLC incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of SeedBiotics, L.L.C., as of December 31, 1998 and for the year then ended are incorporated by reference in reliance on the report of Ripley Doorn & Company, P.L.L.C. incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.